Exhibit 99.1

STATEMENT UNDER THE ACT RESPECTING TRANSPARENCY MEASURES IN THE MINING, OIL AND GAS INDUSTRIES (s.1)

Fiscal year covered by the statement:	from January 1, 2023 to December 31, 2023

Name of the entity filing the statement:	Suncor Energy Inc.

Name(s) of the subsidiary or subsidiaries for which the entity files the statement, where applicable:

Petro-Canada Terra Nova Partnership; Petro-Canada Hibernia Partnership; Petro-Canada Hebron Partnership; Canadian Oil Sands Partnership; Suncor Energy Oil Sands Limited Partnership; Suncor Energy Offshore Exploration Partnership; Suncor Energy Ventures Partnership

CERTIFICATE

I certify that I have examined the information contained in the statement of Suncor Energy Inc. for the fiscal year that began on January 1, 2023 and ended on December 31, 2023. To my knowledge and having exercised due diligence, the information contained in the statement is, in all material respects for the purposes of the Act, true, accurate and complete.

Full name of the officer or director:	Kris Smith

Title of position:	Chief Financial Officer

Date:	May 27, 2024

“Kris Smith”

Extractive Sector Transparency Measures Act - Annual Report

Reporting Entity Name	Suncor Energy Inc.				
Reporting Year	From	2023-01-01	To:	2023-12-31	Date submitted: 2024-05-28
Reporting Entity ESTMA Identification Number	E405435		● Original Submission ○ Amended Report		
Other Subsidiaries Included (optional field)					
For Consolidated Reports - Subsidiary Reporting Entities Included in Report:	Petro-Canada Terra Nova Partnership: E368056, Petro-Canada Hibernia Partnership: E014222, Petro-Canada Hebron Partnership: E294659, Canadian Oil Sands Partnership: E984046, Suncor Energy Oil Sands Limited Partnership: E761283, Suncor Energy Offshore Exploration Partnership: E718793, Suncor Energy Ventures Partnership: E895970				
Not Substituted					
Attestation by Reporting Entity					

In accordance with the requirements of the ESTMA, and in particular section 9 thereof, I attest I have reviewed the information contained in the ESTMA report for the entity(ies) listed above. Based on my knowledge, and having exercised reasonable diligence, the information in the ESTMA report is true, accurate and complete in all material respects for the purposes of the Act, for the reporting year listed above.

Full Name of Director or Officer of Reporting Entity	Kris Smith	Date	*2024-05-27*
Position Title	Chief Financial Officer